UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Ariad Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    04033A100

                                 (CUSIP Number)

                                December 31, 2003
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                                Page 1 of 10 Pages

CUSIP No. 04033A100                13G/A                     Page 2 of 10 Pages
-------------------------------------------------------------------------------
     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            The Riverview Group LLC
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)   Sole Voting Power
                     0
Shares         ----------------------------------------------------------------

Beneficially   (6)   Shared Voting Power
                     171,602

Owned by       ----------------------------------------------------------------

Each           (7)   Sole Dispositive Power
                     0
Reporting      ----------------------------------------------------------------

Person With:   (8)   Shared Dispositive Power
                     171,602
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            171,602
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                     [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            0.37%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            OO
-------------------------------------------------------------------------------

CUSIP No. 04033A100                13G/A                     Page 3 of 10 Pages
-------------------------------------------------------------------------------
     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Millenco, LP
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)   Sole Voting Power
                     0
Shares         ----------------------------------------------------------------

Beneficially   (6)   Shared Voting Power
                     171,602
Owned by       ----------------------------------------------------------------

Each           (7)   Sole Dispositive Power
                     0
Reporting      ----------------------------------------------------------------

Person With:   (8)   Shared Dispositive Power
                     171,602
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            171,602
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                     [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            0.37%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            PN
-------------------------------------------------------------------------------

CUSIP No. 04033A100                13G/A                     Page 4 of 10 Pages


     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Millennium Holding Group, L.P.
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)   Sole Voting Power
                     0
Shares         ----------------------------------------------------------------

Beneficially   (6)   Shared Voting Power
                     171,602
Owned by       ----------------------------------------------------------------

Each           (7)   Sole Dispositive Power
                     0
Reporting      ----------------------------------------------------------------

Person With:   (8)   Shared Dispositive Power
                     171,602
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            171,602
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                     [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            0.37%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            PN
-------------------------------------------------------------------------------

CUSIP No. 04033A100                13G/A                     Page 5 of 10 Pages


     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Millennium Management, LLC
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)   Sole Voting Power
                     0
Shares         ----------------------------------------------------------------

Beneficially   (6)   Shared Voting Power
                     171,602
Owned by       ----------------------------------------------------------------

Each           (7)   Sole Dispositive Power
                     0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    171,602
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            171,602
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                     [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            0.37%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            OO
-------------------------------------------------------------------------------

CUSIP No. 04033A100                13G/A                     Page 6 of 10 Pages


     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Israel A. Englander
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            United States
-------------------------------------------------------------------------------
Number of      (5)   Sole Voting Power
                     0
Shares         ----------------------------------------------------------------

Beneficially   (6)   Shared Voting Power
                     171,602
Owned by       ----------------------------------------------------------------

Each           (7)   Sole Dispositive Power
                     0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    171,602
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            171,602
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                     [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            0.37%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions
            IN
-------------------------------------------------------------------------------

CUSIP No. 04033A100                13G/A                     Page 7 of 10 Pages


     This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G which was filed on May 28, 2003 (the "Schedule 13G") with respect to shares of common stock, par value $0.001 per share (the "Common Stock") Ariad Pharmaceuticals, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates items 2, 4, 5, 8 and 10 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        The Riverview Group LLC
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millenco, LP
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Holding Group, L.P.
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Israel A. Englander
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: United States

Item 2(d)  Title of Class of Securities

        Common Stock

Item 2(e)  CUSIP Number

        04033A100

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)    Amount beneficially owned:

              As of the date of this filing, each Reporting Person may be deemed the beneficial owner of 171,602 shares of Common Stock held outright by Millenco, LP, a Delaware limited partnership ("Millenco").

              Note: The sole member of The Riverview Group LLC, a Delaware limited liability company ("Riverview") is Millennium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management, LLC, a Delaware limited liability company ("Millennium Management"), is the general

CUSIP No. 04033A100                13G/A                     Page 8 of 10 Pages


partner of Holding and Millenco. Israel A. Englander ("Mr. Englander") is the sole managing member of Millennium Management. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.

                   Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Holding. As a limited partner, Partners has no investment or voting control over Holding or its securities positions. Therefore, this Amendment no longer includes Partners as a Reporting Person.

        (b)    Percent of Class:

               Approximately 0.37% as of the date of this filing. (Based on the 424B5 Prospectus filed on December 2, 2003 (the "Prospectus"), 46,796,669 shares of Common Stock were to be outstanding after the offering pursuant to the Prospectus.)

        (c)    Number of shares as to which such person has:

               (i)     Sole power to vote or to direct the vote:

                       0

               (ii)    Shared power to vote or to direct the vote

                       171,602

               (iii)   Sole power to dispose or to direct the disposition of

                       0

               (iv)    Shared power to dispose or to direct
                       the disposition of

                       171,602
Item 5.   Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 8.   Identification and Classification of Members of the Group

      This statement is filed by:

        (i)   Millenco;

        (ii)  Riverview

        (iii) Holding, as the sole member of Riverview;

        (iv) Millennium Management, as the general partner and investment advisor of Holding and Millenco; and

        (v)   Mr. Englander, as the sole managing member of Millennium
              Management.

Item 10. Certification

       By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired

CUSIP No. 04033A100                13G/A                      Page 9 of 10 Pages


and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04033A100                13G/A                     Page 10 of 10 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 17, 2004



THE RIVERVIEW GROUP LLC                MILLENCO, LP

By: Millennium Holding Group, L.P.,    By: Millennium Management, LLC
    its sole member                        its general partner

By: Millennium Management, LLC         By:/s/ Terry Feeney
    its general partner                   ------------------------------
                                          Name:  Terry Feeney
                                          Title: Chief Operating Officer
By:/s/ Terry Feeney
   ------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer

HOLDING GROUP, L.P.                    MILLENNIUM MANAGEMENT, LLC

By: Millennium Management, LLC
    its general partner

By:/s/ Terry Feeney                    By:/s/ Terry Feeney
   ------------------------------      ---------------------------------
   Name:  Terry Feeney                 Name:  Terry Feeney
   Title: Chief Operating Officer      Title: Chief Operating Officer

/s/ Israel A. Englander
---------------------------------
    Israel A. Englander